

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2023

Monish Patolawala
Chief Financial Officer
3M Company
3M Center
St. Paul, Minnesota 55144

> **Re: 3M Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 001-03285**

Dear Monish Patolawala:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services